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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-22813

FEB 2 5 2022

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___FED Mutual Financial Services, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___3750 West Deerfield Road___
(No. and Street)

Riverwoods	Illinois	60015
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anders Raaum	(847) 850-3311	araaum@federallife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Baker Tilly US, LLP___
(Name – if individual, state last, first, and middle name)

777 East Milwaukee Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, ___Anders Raaum_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___FED Mutual Financial Services, Inc._____, as of ___December 31_____, 2_021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Anders Raaum_____

Title: President and Chief Executive Officer

"OFFICIAL SEAL"
JOYCE M WELLER
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 10/29/2025

_Joyce M. Weller_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FED Mutual Financial Services, Inc.

Financial Statements

As of and for the Year Ended December 31, 2021

FED Mutual Financial Services, Inc.

Year Ended December 31, 2021

Contents



Report of Independent Registered Public Accounting Firm

To the Shareholders, Audit Committee, and Board of Directors of
FED Mutual Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FED Mutual Financial Services, Inc. (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of The Securities Exchange Act of 1934, Computation for Determination of the Reserve Requirements under Rule 15c3-3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 22, 2022

FED Mutual Financial Services, Inc.

Statement of Financial Condition

As of December 31, 2021

Assets

Cash	$	20,016
FINRA Flex Funding		266
Prepaid expense		2,418
Accounts receivable - related party		2,600
Total Assets	$	25,300

Liabilities and Stockholder's Equity

Liabilities		
Accrued expenses	$	153
Total Liabilities		153
Stockholder's Equity		
Common stock, $.01 par value per share; authorized - 2,000		
shares; issued and outstanding - 10 shares		1,000
Additional paid-in capital		598,196
Accumulated deficit		(574,049)
Total Stockholder's Equity		25,147
Total Liabilities and Stockholder's Equity	$	25,300

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2021

Income		
Commissions - related party	$	918
Dividend income		73
Interest income		41
Net investment gains		4,668
Total Income		5,700
Expenses		
Commissions		918
General and administrative expenses		23,644
Regulatory and filing fees		3,833
Total Expenses		28,395
Loss before Income Tax Benefit		(22,695)
Federal Income Tax Benefit		(4,766)
Net Loss	$	(17,929)

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2021	$ 1,000	$ 598,196	$ (556,120)	$ 43,076
Net loss	-	-	(17,929)	(17,929)
Balance, December 31, 2021	$ 1,000	$ 598,196	$ (574,049)	$ 25,147

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2021

Cash Flows from Operating Acitvities	
Net loss	$ (17,929)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Change in unrealized (gain) loss on investments	18,261
Realized gain on investments	(22,929)
Deferred tax liability	(3,835)
Change in	
FINRA flex funding	199
Prepaid expense	(810)
Accounts receivable - related party	(2,600)
Due to affiliates - current Tax	(2,069)
Accrued expense	(5,002)
Net Cash Used in Operating Activities	(36,714)
Cash Flows from Investing Acitvities	
Proceeds from sale of investments	43,746
Net Increase in Cash	7,032
Cash, Beginning of Year	12,984
Cash, End of Year	$ 20,016
Noncash Investing & Financing Activities	
Proceeds for securities receivable	$ 19,167

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of Federal Life Insurance Company (Federal Life) and part of Federal Life Group. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life. The Company is also licensed as a general insurance agency and brokers insurance business written by Federal Life. The Company does not have meaningful revenues and does not have the ability to continue as a going concern without financial support from its parent company. Federal Life has the ability to support the Company and has assured management that such support will continue.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the guidance).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or serves to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Insurance commissions are derived from the sale of insurance products to clients. The insurance company pays an asset-based commission. Revenue is recognized on the renewal

6

date if the policy is in force. No revenue is earned on policies not in force at the renewal date. Commission revenue is recorded when earned. Commissions are earned and related expenses are recorded when premiums are received on the underlying policy. Receivables related to revenues were $918, presented in accounts receivable – related party on the balance sheet as of December 31, 2021. Commissions receivable consists of commissions that have been recognized but not yet received. The Company has evaluated the presentation requirements related to ASC 326-20, Financial Instruments – Credit Losses which requires the Company to estimate expected credit losses over the life of its financial assets. Management considers receivables to be fully collectible; due to the nature of receivables being collected in a short period of time. The Company has determined that an allowance for credit losses is not required.

Related Party Transactions

All of the Company's commission income is derived from the sale of insurance products of Federal Life.

Federal Life incurs various expenses on behalf of the Company, principally rent and the salaries of personnel who conduct the operations of the Company. Pursuant to the terms of the expense sharing agreement, the Company recorded $6,000 in 2021 to reimburse Federal Life for these expenses. If expenses were incurred as a stand alone entity they would differ from the allocated amount.

In 2021, the Company did not receive any capital contribution from its parent, Federal Life Insurance Company.

Investments

In 2021, the Company sold its remaining position in NASDAQ common stock which had been purchased through a private offering. The common stock was carried at fair value and any change in fair value reported as unrealized gain (loss) in operations. The Company realized $22,929 in capital gains on the sale of NASDAQ stock in 2021.

Income Taxes

The operations of the Company have been included in the life-nonlife consolidated federal income tax return of Federal Life Mutual Holding Company and will be part of the 2021 Federal Life Group consolidated filing. In accordance with the intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate company tax calculation. As of December 31, 2021, the Company had no deferred tax liability as a result of selling its common stock investment. For the year ended December 31, 2021, the Company's federal income tax benefit was comprised of $930 of current income tax benefit and $3,836 of deferred income tax benefit. The Company records any interest and penalties assessed by taxing

FED Mutual Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

authorities as incurred to federal income taxes incurred on the accompanying statement of operations. No interest or penalties were recognized in 2021.

The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination of facts, circumstance and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company believes that its federal income tax filing position and deductions will be sustained and does not anticipate an adjustment that will result in a material change to its financial position. No reserves for uncertain federal income tax positions have been recorded.
Tax years 2018 through 2020 are subject to examination by the Internal Revenue Service.

Subsequent Events

The Company has evaluated subsequent events through February 22, 2022, the date the financial statements were issued, and has not noted any events or transactions requiring recognition or disclosure.

New Accounting Pronouncements

During December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2019-12, "Simplifying the Accounting for Income Taxes." ASU No. 2019-12 simplifies the accounting for income taxes by removing the following exceptions: (a) exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; (b) exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (c) exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (d) exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The ASU also makes the following amendments to the guidance: (a) requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; (b) requiring that an entity evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction; (c) specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements, however, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority; (d) requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment

8

FED Mutual Financial Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2021

date; and (e) and making minor Codification improvements for income taxes related to employee stock ownership plans and investments in qualified affordable housing projects accounted for using the equity method. No. 2019-12 was effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2021, the Company had net capital of $20,129, minimum net capital requirements of $5,000, and a ratio of aggregate indebtedness to net capital of 0.01 to 1. Aggregate indebtedness to net capital shall not exceed 15 to 1 and capital rules may effectively restrict the payment of cash dividends. The Company has not paid any cash dividends to date.

Contingent Liabilities

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to the agreements is remote.

FED Mutual Financial Services, Inc.

Schedule I - Computation of Net Capital
Under Rule 15c3-1 of The Securities Exchange Act of 1934

Year Ended December 31, 2021

Aggregate Indebtedness	
Accrued expenses	$ 153
	$ 153
Net Capital	
Common stock	$ 1,000
Additional paid-in capital	598,196
Accumulated deficit	(574,049)
	25,147
Less non-allowable assets	
Prepaid expense	(2,418)
Accounts receivable - related party	(2,600)
Net Capital	$ 20,129
Capital Requirements	
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum requirement	15,129
Total Capital	$ 20,129
Ratio of Aggregate Indebtedness to Net Capital	.01 to 1

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

FED Mutual Financial Services, Inc.

Schedule II - Computation for Determination of the Reserve Requirements
Under Rule 15c3-3 and Information Relating to the Possession or Control Requirements under
Rule 15c3-3 of The Securities Exchange Commission

Year Ended December 31, 2021

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

FED Mutual Financial Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

FED Mutual Financial Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

FED Mutual Financial Services, Inc.

Statement Relating to Certain Determinations Required under Rule 15c3-3

Year Ended December 31, 2021

FED Mutual Financial Services, Inc. ("The Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k): (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Anders Raaum, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _Anders Raaum_

Anders Raaum
President and Chief Executive Officer
As of December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Shareholders, Audit Committee and Board of
Directors of FED Mutual Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which
(1) FED Mutual Financial Services, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which
FED Mutual Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption
provisions") and (2) FED Mutual Financial Services, Inc. stated that FED Mutual Financial Services, Inc. met
the identified exemption provisions throughout the year ended December 31, 2021 without exception.
FED Mutual Financial Services, Inc. management is responsible for compliance with the exemption provisions
and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence
about FED Mutual Financial Services, Inc.'s compliance with the exemption provisions. A review is
substantially less in scope than an examination, the objective of which is the expression of an opinion on
management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's
statements referred to above for them to be fairly stated, in all material respects, based on the conditions set
forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 22, 2022